January 13, 2008

Kari Jin, Esq.
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20543

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File No. 1-33134

Dear Ms. Jin:

We are responding to your letter to Mr. Remington Hu, dated November 13, 2008.  We have reproduced the comments of the Staff, and below each we have provided a response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with you and we understand that we may provide the intended responses in this letter for the Staff consideration before we make the actual amendments in the Form 20-F. Please feel free to contact Mr. Hudders. Once you have indicated that the Staff is satisfied with the responses, we will proceed to make the appropriate amendment to the Form 20-F for the fiscal year ended December 31, 2007, and file it on Edgar.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.
We note in your proposed change in your revenue recognition disclosure in response to our prior comment 6 that “System Integration” revenues includes bundled arrangements that include the sale of third party hardware and software. We also note that the related revenue is recognized on delivery in accordance with SAB Topic 13 and where bundled arrangements include multiple elements, you determine whether the deliverables represent separate units of accounting in accordance with EITF 00-21. Tell us why revenue related to “System Integration” is being recognized in accordance with SAB Topic 13 when such revenues include the sale of software. In this regard, tell us how you considered recognizing revenue related to third party software in accordance with SOP 97-2. Additionally, for bundled arrangements related to “System Integration” that include hardware, software and services, tell us how you considered the guidance in EITF 03-5 and clarify whether the software is considered more than incidental to the hardware and services.

RESPONSE BY YUCHENG

Firstly, we would like to lay out some important background information about the Company’s system integration business. As discussed in the Form 20-F, in the system integration business, the Company assists clients in selecting appropriate third-party hardware and/or software, dealing with manufacturers, obtaining bids and proposals on behalf of clients, negotiating terms and, where required, monitoring and assisting in the installation and testing of third-party hardware and software. The Company also assists in the integration of the installed third-party hardware and software with the clients’ existing IT systems.

It is critical to note that the Company’s system integration business does not involve any of the Company’s self-developed software, but only third-party software. In a system integration, the third-party software does not require significant production, modification or customization. In addition, the software is not the Company’s focus of the marketing efforts. The only focus of marketing is the Company’s system integration services. Post-contract and maintenance services for third-party hardware and software are all essentially provided by the manufacturers that supply the third-party hardware and software. The Company does not incur significant costs that are within the scope of FASB Statement 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.

Based on the above facts, we do not consider that the third-party software falls within SOP 97-2 and EITF 03-5. We consider that SAB Topic 13 is appropriate in accounting for the system integration revenues.

2.
We note your response to our prior comment 7 where you indicate that the VSOE of fair value for PCS is based on the price charged when sold separately under the guidance of paragraph 10 of SOP 97-2. Please explain further how you establish VSOE of fair value for PCS. In this regard, clarify whether your initial agreements include stated future renewal rates and if so, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your initial agreements, tell us how you determined that there is a significant clustering of pricing within the specific segments (regions, market and customer size) to reasonably establish VSOE of fair value for PCS based on separate sales.

RESPONSE BY YUCHENG

We would like to clarify the allocation of PCS revenue that we laid out in the previous comment #7. In a typical bundled arrangement that includes IT solution and PCS, we generally offer the PCS to our clients for one year. In limited circumstances, we would offer 3-year PCS for bundled arrangements.

Bundled arrangements with 1-year PCS
PCS revenue historically has been minimal and the contracts have been performed within a one-year period.  PCS contracts usually are for projects that are just completed and there is little need to provide further PCS services to the customer, other than minor amounts of offsite technical support provided by telephone and email.

In dealing with 1-year PCS, we followed paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the software solution, as we consider that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

Bundled arrangement with 3-year PCS
For contracts with 3-year PCS, there were only 8 such contracts for the year ended 31 December 2007. There are approximately 200 solutions contracts signed in 2007; the 8 contracts with 3-year PCS represented approximately 4% of the total solution contracts.

The PCS services provided to the customer for these 3-year contracts are generally the same as those for 1-year PCS. For these 3-year contracts, we make reference to our standard blended charge rate of RMB10,000 per man-month for our engineers.  Our engineers’ charge rates range from RMB20,000 for our senior engineers to RMB7,500 to our junior engineers, and we use these rates for our internal project-costing for project proposals to our customers.  These charge rates are in line with our industry market rates.  In determining the VSOE of fair value of 3-year PCS, our engineers have estimated that these 8 contracts with 3-year PCS would need 19 man-months to service.  Hence, the calculated VSOE for the PCS of these 8 contracts, at the blended charge rate of RMB10,000 per man-month, is about US$27,500, representing 0.09% of the total software solutions revenue. We consider 3-year PCS revenue to be immaterial and therefore have not been deferred in the past.

As the initial agreement does not include stated future renewal rates or provide the range of typical renewal rates, the VSOE of fair value is determined on a contract-by-contract and customer-by-customer basis by reference to the following factors:

a.	Region
Generally, the charge rates for the eastern part of China are higher than the western part ofChina as the eastern part of China is more developed and the customers generally requiremore complicated and higher quality services.

b.	Customer size
Large-sized customers are more willing pay and are less price-sensitive.  Medium-sized and small-sized customers are generally more sensitive to price and lower charge rates are offered.

c.	Risk
For new customers or where the service line is new, charge rates will be higher.

d.	Competition
If competition is keen, charge rates will be lower.

3.
We also note in the example arrangement provided in your response to our prior comment 7 that the arrangement includes 5 years of maintenance. For bundled arrangements that include several years of initial maintenance, tell us how you established VSOE of such maintenance. In your response, tell us how you considered the guidance in TPA 5100.52 and by analogy, TPA 5100.54.

RESPONSE BY YUCHENG

The example we set out in the previous comment #7 that a 5-year maintenance service is provided is only hypothetical. As discussed above, in a typical bundled arrangement, the maintenance service period is only one year, although there were 8 exceptions, and the VSOE is established as explained above. We therefore consider TPA 5100.52 and TPA 5100.54 not to be applicable.

*  *  *  *  *  *  *
In connection with responding to the comments of the Staff of the SEC, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely
/S/ Remington Hu
Remington Hu,
Chief Financial Officer